Law Offices
Monahan & Biagi, Pllc
A Professional Limited Liability Company

July 23, 2008

VIA FACSIMILE to 202 772-9202

Ms. Jennifer Thompson
Securities and Exchange Commission
Division of Corporate Finance
And
Steven Jacobs
Division of Corporations – Financial Accounting Office
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C.  20549-0308

Dear Ms. Thompson and Mr. Jacobs:

RE:
Syntec Biofuel, Inc. – Jennifer Thompson voice mail, week of July 7, 2008 regarding Form 10-KSB for the Year Ended December 31, 2007 filed March 31, 2008; also Form 10-QSB for the Period Ended March 31. 2008, File No. 0-51932

As it has been awhile since you left Ms. Thompson left her voice message with Ed Sterner, we thought it best to give you an update.

Form 10-KSB for the Year Ended December 31, 2007

1.  Report of Independent Registered Public Accounting Firm, page 14.

Although the Company’s former accountants have not “refused” to issue the needed updated/revised letter, the Company has met with “passive” resistance.  The auditors refuse to provide a time line for completing what they feel they must do in order to issue the letter.   So far, the Company’s current auditors have taken the position that they will not remove the comment in their report letter referencing reliance on the previous accountants’ report until the Company is no longer a development stage company.

So it may be some time before an amended Form 10-K can be filed in accord with the previous SEC comments if the standard is in fact “refusal” of the accountants to issue the needed report letter.

Frankly, given the size of the Company, its business is not at the “top of the list” of either set of accountants.  Perhaps this passive resistance is appropriately considered a refusal.   We would request that you consider it so and give the go ahead for the Company to file an amendment per the enclosed draft.

_______________________________________________
701 Fifth Avenue, Suite 2800, Seattle, Washington 98104
Telephone: (206) 587-5700   Facsimile: (206) 587-5710
 E-mail: JBiagi@MonahanBiagi.com

2.  Item 8A. Controls and Procedures, Page 30.
3.  Exhibits 31.1 and 31.2

We believe the enclosed draft amendment (the same as enclosed with our last letter) satisfactorily addressed the above two issues.  If you do not want the Company to amend its 10-K at this time with respect to the accountant report issue, would you prefer that we hold off on all amendments or would you prefer that the Company proceed with amendments with regard to Item 8A and Exhibits 31.1 and 31.2?  We could proceed with an amendment covering just those items.

Please advise.

Form 10-Q for the Period Ended March 31. 2008

4.  Controls and Procedures, page 16.

Copies of the draft amended and restated Form 10-KSB for FY 2007 (with changes from the original filing “tracked” for ease of review) and the amendment to Form 10-Q for the Period Ended March 31, 2008 was enclosed with our last letter for your information.  We enclose another copy.

If that amendment is acceptable to you, please confirm and the Company will at least file the 10-Q amendment.

Sincerely,

Monahan & Biagi, Pllc

/s/James F Biagi

James F. Biagi, Jr.